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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. _____)*


                               FASTNET CORPORATION
                               -------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                    311877104
                                    ---------
                                 (CUSIP Number)


                                December 18, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NUMBER:  311877104                                       PAGE 2 OF 5 PAGES

________________________________________________________________________________
1.   Name of Reporting Persons; SS or I.R.S. Identification

     Stephen A. Hurly
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
                                                                          U.S.A.
________________________________________________________________________________

  NUMBER OF    5.   Sole Voting Power                                 1,077,000
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      6.   Shared Voting Power
    EACH       _________________________________________________________________
  REPORTING
   PERSON      7.   Sole Dispositive Power                            1,077,000
    WITH       _________________________________________________________________

               8.  Shared Dispositive Power
________________________________________________________________________________
9.   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                   1,077,000
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)                             N/A
________________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)                      N/A
________________________________________________________________________________

12.  Type of Reporting Person (See Instructions)                             IN
________________________________________________________________________________

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CUSIP NUMBER:  311877104                                       PAGE 3 OF 5 PAGES


                                  SCHEDULE 13G

ITEM 1.(a).       NAME OF ISSUER:  FASTNET Corporation (the "Issuer")

                  (b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           Two Courtney Place, Suite 130
                           3864 Courtney Street
                           Bethlehem, PA  18017

ITEM 2.(a).       NAME OF PERSON FILING:  Stephen A. Hurly (the "Filer")

                  (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                           Two Courtney Place, Suite 130
                           3864 Courtney Street
                           Bethlehem, PA  18017

                  (c).     CITIZENSHIP:  U.S.A.

                  (d). TITLE OF CLASS OF SECURITIES: Common Stock, no par value.

                  (e).     CUSIP NUMBER:  311877104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

                  (a)      [  ]     Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)      [  ]     Bank as defined in Section 3(a) (6) of the
                                    Exchange Act;

                  (c)      [  ]     Insurance company as defined in Section 3(a)
                                    (19) of the Exchange Act;

                  (d)      [  ]     Investment company registered under Section
                                    8 of the Investment Company Act;

                  (e)      [  ]     An investment adviser in accordance with
                                    Rule 13-d-1(b) (1) (ii) (E);

                  (f)      [  ]     An Employee benefit plan or endowment fund
                                    in accordance with Rule 13-d-1(b)(1)(ii)(F);

                  (g)      [  ]     A parent holding company or control person
                                    in accordance with Rule 13-d-1(b)(1)(ii)(G);

                  (h)      [  ]     A Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                  (i)      [  ]     A church plan that is excluded from the
                                    definition of an investment company
                                    under Section 3(c)(14) of the Investment
                                    Company Act;

                  (j)      [  ]     Group, in accordance with Rule 13-d-1(b)
                                    (1)(ii)(J);

Not Applicable.

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CUSIP NUMBER:  311877104                                       PAGE 4 OF 5 PAGES


ITEM 4.  OWNERSHIP.

         (a) - (c) The response of the Filer to Items 5 through 11 of the cover sheet of the Filer which relates to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The percentage ownership of the Filer is based upon 15,990,947 shares of Common Stock outstanding as of December 27, 2000, of which 14,990,947 were listed as outstanding on November 14, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, and an additional 1,000,000 shares of Common Stock were issued on December 18, 2000 to the Filer through a private placement by the Issuer.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NUMBER:  311877104                                       PAGE 5 OF 5 PAGES


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 28, 2000

                                            Stephen A. Hurly



                                            By:  /s/ Stephen A. Hurly
                                                --------------------------
                                                     Stephen A. Hurly